20010722

Washington, ...

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 28378

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MASON SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11130 SUNRISE VALLEY DRIVE, SUITE 200

(No. and Street)

RESTON (City) VA (State) 20191 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL ROETHEL (703) 716-6000

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CST GROUP, CPA'S, PC

(Name – *if individual, state last, first, middle name*)

10740 PARKRIDGE BLVD., FIFTH FLOOR (Address) RESTON (City) VA (State) 20191 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

FEB 2 6 2020

Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, SCOTT GEORGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MASON SECURITIES, INC., as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

REBECCA JANE GARCIA
Notary Public
Commonwealth of Virginia
Registration No. 7332876
My Commission Expires Jun 30, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE MASON COMPANIES

MASON INVESTMENT ADVISORY SERVICES, INC.
An SEC Registered Investment Advisor

SEC Mail Processing
FEB 26 2020
Washington, DC

February 25, 2020

Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 8031
100 F Street NE
Washington, D.C. 20549

RE: Mason Securities, Inc. Audited Financial Statements

Dear Sir/Madam,

As required, please find enclosed two copies of the annual financial statements for Mason Securities, Inc., for its fiscal year ending December 31, 2019, with a Form X-17A-5 attached.

If you require additional information, please call me.

Very truly yours,

Judith L. Birchfield

Judith L. Birchfield, J.D.
Chief Compliance Officer

Enclosure

11130 SUNRISE VALLEY DRIVE, SUITE 200, RESTON, VA 20191 • (703) 716-6000 FAX (703) 716-6020

Audited Financial Statements and Supplementary Information

MASON SECURITIES, INC

December 31, 2019 and 2018

CSTGROUP

CSTGROUP

CERTIFIED PUBLIC ACCOUNTANTS

Financial Statements
and Supplementary Financial Information

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2019

CONTENTS

CSTGROUP

CPAS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Mason Securities, Inc.
Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mason Securities, Inc. as of December 31, 2019, the related statements of income, stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mason Securities, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mason Securities, Inc.'s management. Our responsibility is to express an opinion on Mason Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mason Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I – Computation of Net Capital Under SEC Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III – Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Mason Securities, Inc.'s financial statements. The supplemental information is the responsibility of Mason Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I – Computation of Net Capital Under SEC Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption), and Schedule III – Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 (exemption) are fairly stated, in all material respects, in relation to the financial statements as a whole.

CST Group, CPAs, PC

We have served as Mason Securities, Inc.'s auditor since 1998.
Reston, Virginia
February 13, 2020

STATEMENT OF FINANCIAL CONDITION

MASON SECURITIES, INC.

	December 31, 2019
ASSETS	
CURRENT ASSETS	
Cash	$ 7,816
Concessions and commissions receivable	24,439
Due from related party	435,033
TOTAL CURRENT ASSETS	467,288
DEPOSITS	100,000
	$ 567,288

LIABILITIES AND STOCKHOLDER'S EQUITY	
CURRENT LIABILITIES	
Commissions payable	$ 2,776
TOTAL CURRENT LIABILITIES	2,776
STOCKHOLDER'S EQUITY	
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 100 shares	1
Additional paid-in capital	25,599
Retained earnings	538,912
	564,512
	$ 567,288

STATEMENT OF INCOME

MASON SECURITIES, INC.

	Year Ended December 31, 2019
INCOME	
Concession and commission income	$ 164,648
Interest income	2,872
	167,520
EXPENSES	
Operating expense	448,782
Management fees	(342,780)
Commission expense	5,343
	111,345
NET INCOME BEFORE INCOME TAXES	56,175
Income Tax Expense	14,459
NET INCOME	$ 41,716

See Notes to Financial Statements

STATEMENT OF STOCKHOLDER'S EQUITY

MASON SECURITIES, INC.

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2018	$ 1	$ 25,599	$ 497,196	$ 522,795
Net Income for the year ended December 31, 2019	0	0	41,716	41,716
BALANCE, December 31, 2019	$ 1	$ 25,599	$ 538,912	$ 564,511

STATEMENT OF CASH FLOWS

MASON SECURITIES, INC.

	Year ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 41,716
Effects of changes in income and expense accruals:	
Concessions and commissions receivable	5,754
Commissions payable	(589)
NET CASH PROVIDED BY OPERATING ACTIVITIES	46,881
CASH FLOWS FROM FINANCING ACTIVITIES	
Due from related party	(18,439)
Increase in Pershing Deposit Account	(75,000)
NET DECREASE IN CASH	46,558
Cash, beginning of the year	54,374
CASH, END OF YEAR	$ 7,816

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2019

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Mason Securities, Inc. (the Corporation), a wholly owned subsidiary of Mason International, Inc. (the Parent), is a securities brokerage firm providing its customers with brokerage services to trade mutual funds, limited partnerships, individual stocks, and bonds. The Corporation's clients are individuals and institutions throughout the United States. The Corporation does not have custody of client accounts or hold securities. Securities are held by third parties and transactions are cleared through a clearing corporation.

The Corporation qualifies under Rule 15c3-3(k)(2)(ii) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

The Corporation uses accrual basis accounting for financial statement purposes and cash basis accounting for income tax reporting. A consolidated income tax return is filed with the Parent.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Corporation records 12b-1 trailer commission revenue when earned. The commission revenue will fluctuate depending upon the asset values of select mutual funds. Total trailer commission revenue for the year ended December 31, 2019 was $87,642.

Cash, as used in the accompanying financial statements, includes currency on hand, demand deposits with financial institutions and short-term, highly liquid investments purchased with a maturity of three months or less.

NOTE B - INCOME TAXES

Statements of Financial Accounting Standards require companies to disclose unrecognized tax benefits and liabilities. The Corporation is a wholly owned subsidiary under the Parent. Management has evaluated the effect of the guidance and all other tax positions that could have a significant effect on the financial statements and determined that the Corporation had no uncertain tax positions at December 31, 2019 which required disclosing or recognition.

NOTE B - INCOME TAXES (continued)

The Parent, by agreement, is responsible for any tax liability of the consolidated group. With limited exceptions, the Parent is no longer subject to income tax examination for any years earlier than 2015. During the years ended December 31, 2019, the Corporation recorded its share of the federal and state income taxes, which remain the liability of the Parent. For the year ended December 31, 2019, Federal and state income tax expense totaled $14,459. The offsetting entry was recorded in the due from related party account.

NOTE C - LIABILITIES SUBORDINATED TO GENERAL CREDITORS

The Corporation had no liabilities that were subordinated to general creditors for the years ended December 31, 2019.

NOTE D - BANK FINANCING AGREEMENTS

The Corporation, the Parent, and the Parent's subsidiaries share a $500,000 revolving line of credit (the revolving loan) with BB&T Bank. Unless otherwise renewed or extended, the loan will expire September 14, 2021. Interest on the outstanding balance for the loan is calculated at the Bank's prime rate and is due monthly. The revolving loan balance was $0 for the year ended December 31, 2019.

NOTE E - RELATED PARTY TRANSACTIONS

Mason Associates, Inc., a sister corporation, is paid management fees for providing all management services to the Corporation. The current method of determining management fees is based on direct labor. As a result of transactions and short-term loans between these related entities, Mason Associates, Inc. owed the Corporation $435,033 for the year ended December 31, 2019.

In addition, Mason Associates, Inc. allocates certain office and employee benefits expenses to the Corporation. Total expenses allocated to the Corporation for the year ended December 31, 2019 were $6,024.

Mason Securities, Inc. and Mason Associates, Inc. are wholly owned subsidiaries of Mason International, Inc.

NOTE F - OFFICE LEASE

The Corporation occupies space that is leased by the Parent Corporation. It pays its pro-rata share of the Parent Corporation's lease expense as part of its monthly payment for office services. The rent component of office services expense for the years ended December 31, 2019 was $2,772, all of which was paid to the Parent Corporation.

NOTE G - PROFIT SHARING PLAN

The Corporation provides a salary reduction/profit sharing plan under the provisions of Internal Revenue Code section 401(k). The Safe Harbor plan covers all full time employees who have completed three months of service. Contributions to the 401(k) plan by the Corporation are involuntarily made up to a maximum amount of 3% of salary deferred. For the year ended December 31, 2019, the Corporation made contributions of $2,508 to the plan.

NOTE H - NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires all brokers not generally carrying customers' accounts to maintain net capital of not less than $5,000 or one-fifteenth of the Corporation's aggregate indebtedness, whichever is greater.

The Corporation's aggregate indebtedness to net capital ratio was 0.0264 to 1. At December 31, 2019, the Corporation had net capital of $105,023 which was $100,023 in excess of its required net capital of $5,000.

NOTE I - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Corporation grants credit terms in the normal course of business to its clearing brokers for payment of commissions or customer trades. As part of its ongoing procedures, the Corporation monitors the credit worthiness of its clearing broker.

The Corporation maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Corporation has not experienced any losses in such accounts. Management believes the Corporation is not exposed to any significant risk related to cash.

NOTE J - FAIR VALUE MEASUREMENTS

Unless otherwise noted, the Corporation estimates that the fair value of all financial and non-financial instruments at December 31, 2019 does not differ materially from the aggregate carrying values recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange.

NOTE K - SUBSEQUENT EVENTS

Management evaluated all events and transactions that occurred after December 31, 2019 through February 13, 2020, the date we issued these financial statements.

NOTES TO FINANCIAL STATEMENTS

MASON SECURITIES, INC.

December 31, 2019

OTHER FINANCIAL INFORMATION

MASON SECURITIES, INC.

Reston, Virginia

December 31, 2019

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

MASON SECURITIES, INC.

		December 31, 2019
Total Stockholder's equity		$ 564,512
Deduct: non-allowable assets		459,472
Deduct: haircut valuation		17
	NET CAPITAL	$ 105,023

Note: There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2019.

SCHEDULE II / SCHEDULE III

MASON SECURITIES, INC.

December 31, 2019

Schedule II:

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company does not hold funds or securities for, or owe money or securities to customers.

Schedule III:

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds or securities.

CSTGROUP

CPAS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Mason Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Mason Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mason Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Mason Securities, Inc. stated that Mason Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Mason Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mason Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CST Group, CPAs, PC

Reston, Virginia
February 13, 2020

10740 Parkridge Boulevard | Fifth Floor | Reston, Virginia 20191 | TEL 703-391-2000 | www.cst-cpa.com

THE MASON COMPANIES

Mason Securities, Inc.
Member FINRA & SIPC

EXEMPTION REPORT

SEA RULE 17a-5(d)(4)

January 14, 2020

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern,

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

Mason Securities, Inc. is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(ii) of SEA Rule 15c3-2, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception. The above statement is true and correct to the best of my and the Company's knowledge.

Name: Scott. S. George

Title: President

11130 Sunrise Valley Drive, Suite 200, Reston, VA 20191 • (703) 716-6000 Fax (703) 716-6020

CSTGROUP

CPAs AND BUSINESS ADVISORS

CSTGROUP

CSTGROUP

CPAS AND BUSINESS ADVISORS

10740 Parkridge Boulevard, Fifth Floor | Reston, VA 20191
T: (703) 391-2000 | F: (703) 391-2580
www.cst-cpa.com

CSTGROUP

CPAS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
Mason Securities, Inc.
Reston, Virginia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Mason Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Mason Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Mason Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Mason Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Mason Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CST Group, CPAs, PC

Reston, Virginia
February 13, 2020

SCHEDULE OF ASSESSMENT AND PAYMENT

MASON SECURITIES, INC.

December 31, 2019

SIPC 7 assessment - 2019	$ 5.00
Prior overpayment applied	(100.00)
SIPC 7 payment	0.00
	(95.00)
Overpayment carried forward	$(95.00)

CST Group, CPAs, PC verified the overpayment applied from the 2019 SIPC assessment.